

Mailstop 3233

February 26, 2016

Via E-mail
Patrick Giordano
President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
Jobbot, Inc.
1730 62nd Street
Brooklyn, New York 11204

> **Re:** **Jobbot, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 28, 2016**
> **File No. 333-199833**

Dear Mr. Giordano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2015 letter.

Plan of Distribution, page 15

1.   We note your disclosure stating, "Management believes that the registration statement, of which this Prospectus is a part, contains "Form 10 information" and therefore, complies with Rule 144." We further note that Rule 144(i) requires the elapse of one year from the date an issuer that was previously a shell company has filed current "Form 10 information" reflecting its status as an entity that is no longer a shell company. This registration statement does not reflect your status as an entity that is no longer a shell company. Please advise us why you believe this registration statement complies with Rule 144(i), or revise your disclosure to remove the above statement.

Patrick Giordano
Jobbot, Inc.
February 26, 2016
Page 2

2.   We note your disclosure on page 16, stating "This offering shall terminate ninety (90) days after the Registration Statement is declared effective by the SEC which may be extended by the Company for additional ninety (90) day periods up to twelve months." Please revise your disclosure to clarify how you plan to communicate to shareholders any extension of the offering. In addition, please confirm that you will deregister any unsold securities upon termination of the offering, consistent with the undertaking provided on page 32.

Executive Compensation, page 25

3.   Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

You may contact Mark A. Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Senor Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Alan Fraade
Mintz & Fraade, P.C.